Exhibit 99.1

GEAC OPPOSES DIRECTOR NOMINEES BY DISSIDENT HEDGE FUND

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, August 22, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company, today said the Geac Board of Directors unanimously opposes the election of two dissident director nominees proposed last Friday by Crescendo Investments II, LLC, because it believes their election would not be in the best interest of other Geac shareholders.  Crescendo Partners, headed by Eric Rosenfeld, is a New York activist hedge fund that has been accumulating shares in Geac since early March, disclosed a 5% ownership position in the company on Friday, August 12, and last week commenced a proxy contest.

Geac’s 2005 annual meeting of shareholders is scheduled for Tuesday, September 13, 2005.  Shareholders of record as of July 15, 2005, are eligible to vote for directors at the meeting.

C. Kent Jespersen, Non-Executive Chairman of Geac, said on behalf of the Board, “Crescendo first approached Geac and demanded two Board seats only two weeks ago.  This past Thursday, I and two other independent Geac directors met with Eric Rosenfeld at his request on one day’s notice.  He again demanded Board seats for himself and Gerry Smith, whom no director has ever met, and when the Board did not immediately agree, Crescendo filed proxy materials the next day.  Caving in to Mr. Rosenfeld’s ultimatum would have violated our Corporate Governance and Nominating Committee processes for evaluating potential director nominees.  These processes include conducting sufficient diligence regarding changes to Board composition and specific director candidates to enable the Board to make informed decisions.”

Jespersen continued, “Geac shareholders have been well served by the Company’s current leadership and business strategy.  Since the new management team was installed by the Board approximately two years ago, Geac’s financial performance has improved dramatically and the share price has more than doubled, far exceeding all relevant indices.  Geac’s Board of independent and highly experienced directors is working to generate further increases in shareholder value, and the Board of Directors has been engaged in acquisition and strategic reviews advised by Bear, Stearns & Co. since the end of 2004.

During the past two years under Geac’s new leadership team, Geac’s share price has appreciated by 124% to C$11.83 last Friday from C$5.29 on July 17, 2003.  By comparison, the NASDAQ and the TSX Composite Index increased only 26% and 49%, respectively, over the same period.  During the last two fiscal years since Charles Jones was named Chief Executive Officer, net earnings have increased 141%, to US$77.0 million, or US$0.87 per diluted share, for the year ended April 30, 2005, up from US$31.9 million, or US$0.39 per diluted share, for the year ended April 30, 2003.  During the same two-year period, EBITDA margin increased to 22.5% from 16.1%, and cash and short-term investments more than doubled to $188.2 million from $89.8 million.

Geac urges shareholders to reelect the Company’s eight Board nominees by completing and returning the white proxy card.  For assistance in voting, shareholders can call Geac’s proxy solicitors, Georgeson Shareholder Communications, toll-free at 1-866-765-7561.

Further details are provided in Geac’s 2005 management proxy circular and Annual Report, including audited financial statements, which are available in the Investor’s section of the company’s website.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 86,377,012 common shares issued and outstanding at April 30, 2005.

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This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at 212-687-8080